UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

              Under the Securities Exchange Act of 1934

                          Amendment No. 3

                            LabOne Inc.
                           Name of Issuer

                            Common Stock
                    Title of Class of Securities

                             50540L-10-5
                             CUSIP Number

                         December 31, 2003
       Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  X   ] Rule 13d-1(b)

     [      ] Rule 13d-1(c)

     [      ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 50540L-10-5

1     Name of reporting person
      SS. or IRS Identification No. of above person

            The Southern Fiduciary Group Inc.
            FEIN 58-1418392

2     Check the appropriate box if a member of a group
       (a)
       (b)

3 SEC Use Only

4     Citizenship or place of organization
        Reporting Person is a corporation organized under Tennessee laws.
        Principal office of Reporting Person is in Nashville, Tennessee.

Number of shares beneficially owned by each reporting person with
5     Sole Voting Power                      220,468
6     Shared Voting Power                          0
7     Sole Dispositive Power                 673,843
8     Shared Dispositive Power                     0

9 Aggregate amount beneficially owned by each reporting person
                                             673,843

10     Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares

11     Percent of Class Represented by Amount in Row 9
                                                 4.00%

12     Type of Reporting Person                      IA

     Item 1(a)     Name of Issuer:
                                         LABONE INC.

     Item 1(b)     Address of Issuer's Principal Executive
                   Offices:
                            10101 Renner Blvd.
                            Lenexa, Kansas 66219
                           Page 2

     Item 2(a)     Name of Person Filing:
                          The Southern Fiduciary Group Inc.
     Item 2(b)     Address of Principal Business Office or, if
                   None, Residence:

                          2325 Crestmoor Road, Suite 202
                          Nashville, Tennessee 37215

     Item 2(c)     Citizenship:

                         Reporting Person is a corporation
                         organized under Tennessee laws.

                         Principal office of Reporting Person
                         is in Nashville, Tennessee."

     Item 2(d)     Title of Class of Securities:

                         Common Stock

     Item 2(e)     CUSIP Number

                         50540L-10-5

     Item 3 If this statement is filed pursuant to Rules
            13d-1(b), or 13d-2(b), check whether the person
            filing is a:
     (a)    [  ]     Broker or dealer registered under
                     Section 15 of the Act,(15 U.S.C 78o)

     (b)    [  ]     Bank as defined in Section 3(a) (6) of the
                     Act, (15 U.S.C. 78c)

     (c)    [  ]     Insurance Company as defined in Section
                     3(a)(19) of the Act, (15 U.S.C 78c).

     (d)    [  ]     Investment Company registered under
                     Section 8 of the Investment Company Act of
                     1940 (15 U.S.C 80A-8).

     (e)    [X ]     An investment adviser in accordance with
                     240.,13d-1(b)(1)(ii)(E);

     (f)    [  ]     An employee benefit plan or endowment fund
                     in accordance with  Pension Fund which
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                     is subject to the provisions of the
                     Employee Retirement Income Security Act of
                     1974 or Endowment Fund, 240.13d-
                     1(b)(1)(ii)(F);

     (g)    [  ]     A parent holding company or control person
                     in accordance with 240,13d-1(b)(1)(ii)(G)

     (h)    [  ]     A savings associations as defined in
                     Section 3(b) of the Federal Deposit
                     Insurance Act (12 U.S.C. 1813);

     (i)    [  ]     A church plan that is excluded form the
                     definition of an investment company under
                     section 3c(14) of the Investment Company
                     Act of 1940 (15 U.S.C. 80a-3);

     (j)    [  ]     Group, in accordance with
                     240.13d-1(b)(1)(ii)(J).

Item 4 Ownership.
     Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer identified in Item 1.
   (a)  Amount beneficially owned:                  673,843

   (b)  Percent of class:                              4.00%

   (c)  Number of shares as to which such person has:

      (i)  Sole power to vote or to direct the vote  220,468

     (ii)  Shared power to vote or to direct the vote      0

    (iii)  Sole power to dispose or to direct the disposition of

                                                     673,843

     (iv)  Shared power to dispose or to direct the disposition of
                                                          0

     Item 5 Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be
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     the beneficial owner of more than five percent of the class of securities, check the following [ X ].


Item 6 Ownership of More than Five Percent on Behalf of Another
       Person.

       If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

     The Southern Fiduciary Group is an Investment Adviser registered under the Investment Advisers Act of 1940.
     In its capacity it represents clients who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the foregoing securities. No single client has an interest of more than five percent of the foregoing securities.

     Item 7 Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.
                                        Inapplicable

     Item 8 Identification and Classification of Members of the
            Group.
                                        Inapplicable

     Item 9 Notice of Dissolution of Group.
                                        Inapplicable

     Item 10.        Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction
                         Page 5
       having such purpose or effect.

This schedule is being filed with respect to beneficial ownership as of December 31, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Ernest Williams III, President
                            February 11, 2004































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